UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 26, 2023

(Date of Report (Date of earliest event reported))

Madre Tierra Mining Ltd.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	n/a
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1321 Blanshard Street, Suite 301 Victoria, British Columbia, Canada	V8W 0B6
(Address of principal executive offices)	(Zip Code)

855-501-1334

Registrant’s telephone number, including area code

Unit, Common Stock and Common Stock Warrant

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the year ended December 31, 2022, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madre Tierra Mining Ltd.

By	/s/ Sasha Kaplun
Sasha Kaplun, Chief Exectuvie Officer
Date: April 26, 2023

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